Exhibit 5

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2007, filed with the SEC on September 10, 2008, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

SELECTED COLOMBIAN ECONOMIC INDICATORS

	2003		2004		2005		2006		2007
Domestic Economy
Real GDP Growth (percent)(1)		4.6%		4.7%		5.7%		6.9%		7.5%
Gross Fixed Investment Growth (percent)(1)(2)		14.5		13.0		19.9		19.1		13.7
Private Consumption Growth (percent)(1)(2)		3.5		3.7		4.7		6.8		7.6
Public Consumption Growth (percent)(1)(2)		3.4		4.6		6.4		4.2		4.5
Consumer Price Index(3)		6.5		5.5		4.9		4.5		5.6
Producer Price Index(3)		5.7		4.6		2.1		5.5		1.3
Interest Rate (percent)(4)		7.8		7.8		7.0		6.3		8.0
Unemployment Rate (percent)(5)		14.7		13.0		12.2		12.8		10.3
Balance of Payments		(millions of U.S. dollars)
Exports of Goods (FOB)(6)		$12,934		$16,442		$20,818		$23,930		$29,381
Oil and its derivatives(6)		3,383		4,227		5,559		6,328		7,318
Coffee(6)		809		949		1,471		1,461		1,714
Imports of Goods (FOB)(6)		12,792		15,324		19,431		23,976		30,100
Current Account Balance(6)		(982)		(913)		(1,884)		(2,992)		(5,866)
Net Foreign Direct Investment(6)		783		2,873		5,590		5,558		8,136
Net International Reserves		10,602		13,216		14,625		15,105		20,601
Months of Coverage of Imports (Goods and Services)		7.9		8.2		7.2		6.1		6.7
Public Finance(7)		(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(8)	Ps.	98,138	Ps.	128,912	Ps.	150,533	Ps.	169,151	Ps.	195,973
Non-financial Public Sector Expenditures(8)		105,258		129,654		151,916		170,488		202,132
Non-financial Public Sector Primary Surplus/(Deficit)(9)		4,929		8,404		10,509		12,214		13,288
Percent of GDP(7)		2.2%		3.3%		3.7%		3.8%		3.7%
Non-financial Public Sector Fiscal Surplus/(Deficit)		(5,921)		(3,586)		(954)		(3,178)		(4,214)
Percent of GDP(7)		(2.9)%		(1.3)%		(0.3)%		(1.0)%		(1.2)%
Central Government Fiscal Surplus/(Deficit)		(11,528)		(13,985)		(13,598)		(13,069)		(11,505)
Percent of GDP(7)		(5.0)%		(5.5)%		(4.8)%		(4.1)%		(3.2)%
Public Debt(10)
Public Sector Internal Funded Debt (billions of pesos)(11)	Ps.	88,721	Ps.	99,354	Ps.	117,126	Ps.	124,206	Ps.	132,433
Percent of GDP(1)		38.8%		38.5%		41.1%		38.8%		37.1%
Public Sector External Funded Debt (millions of dollars)(12)		$23,714		$25,015		$23,353		$25,889		$27,923
Percent of GDP(1)		28.8%		23.2%		18.7%		18.1%		15.7%

1:	Figures calculated using new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.
2:	Estimated figures.
3:	Percentage change over the twelve months ended December 31 of each year.
4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
5:	Refers to the average unemployment rates in the thirteen largest cities in Colombia in December of each year.
6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2003 through 2007. Imports and exports of goods do not include “special trade operations.”
7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Figures given as a percentage of GDP calculated using methodology implemented by DANE in 1999, using 1994 as the base year for calculating constant prices. Series adjustment to 2000 base year in progress.
8:	The amounts of Central Government transfers to departments and municipal governments are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See “Recent Developments—Public Sector Finance.”
9:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
10:	Figures for 2004 through 2007 are subject to revision. Exchange rates at December 31 of each year.
11:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
12:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), Departamento Administrativo Nacional Estadístico (“DANE”) and Consejo Superior de Política Fiscal (“CONFIS”)

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to gross domestic product (“GDP”) decreased from 27.1% at December 31, 2007 to 20.6% at June 30, 2008.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 31.0% at December 31, 2006 and 27.1% at December 31, 2007. The Government currently estimates that the ratio of total debt net of external financial assets to GDP by year-end 2008 will be approximately 26.9%.

The dynamics of the economic growth, fiscal adjustments and privatizations, as well as the active liability management carried out by Government in the local and international markets during recent years have contributed to a reduction of the overall debt of the Republic as a percentage of GDP. Although the Colombian government expects to keep this ratio on a continuous downward trend in the following years, no assurance can be given that this goal will be achieved.

The Minister of Finance is Oscar Ivan Zuluaga, who took office in March 2007.

Consideration is being given to allowing the President to serve a third term in office and legislation to that effect has been introduced in Congress. A number of legislative and legal steps are required to complete the process and there is no certainty that they will occur. The President has not declared his intention to stand for re-election.

Internal security

The Government announced that for the first eleven months of 2008, homicides and kidnapping declined by 5.3% and 23.1%, respectively, as compared to 2007. On the other hand, incidents of terrorism rose by 7.4% compared to the corresponding period in 2007. For the twelve-month period ended November 30, 2008, homicides and kidnapping decreased by 6.0% and 24.9%, respectively, and incidents of terrorism increased by 2.7%, compared to the corresponding period in 2007.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz.” At June 30, 2008, 31,671 members of paramilitary groups had been reintegrated into civil society. Furthermore, since the start of the Uribe administration through June 30, 2008, 47,807 members of illegal armed groups, including paramilitary organizations, had been demobilized.

Juan Manuel Santos was appointed as Defense Minister by President Uribe and took office on August 7, 2006.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

According to preliminary figures, real GDP grew approximately 7.5% in 2007 and approximately 3.1% for the third quarter of 2008 as compared with the third quarter of 2007. During 2007, the sectors that experienced the largest increases in real growth were construction, which grew by 11.5%, and transportation, storage and communications, which grew by 11.0%. During the third quarter of 2008, the sectors that experienced the largest real growth increase were construction (16.8%), mining (10.1%) and financial services (10.9%).

In 2008 real GDP growth began to show signs of deceleration as a result of the impact of the restrictive stance of Banco de la República taken in order to control inflationary pressures that had been building in the economy due to demand pressures. Additionally, supply constraints led to weakening growth. As the year has progressed, Colombia has also experienced a noticeable impact on its economy from the heightened turbulence associated with the international financial crisis. As a result of these factors, the government’s projection for GDP performance for 2008 has been revised downward from a real growth rate of 5.5% to a range between 3.5 to 4.0% real growth. Colombia expects its growth may slow further in 2009 and projects a real growth rate in a range between 3.0 and 4.0%. Due to the volatility in the current environment, no assurances can be given concerning actual results for the 2009 period and beyond.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2005 through October 2008, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the

13 Largest Urban Areas (1)

	2005	2006	2007	2008
January	16.1%	16.0%	14.4%	12.3%
February	16.1	14.2	12.8	12.6
March	15.1	12.2	12.6	12.0
April	14.5	12.7	11.6	11.3
May	13.9	13.1	11.4	11.7
June	14.0	12.5	11.7	11.7
July	14.1	13.1	11.3	11.9
August	13.8	12.7	11.1	11.4
September	13.5	12.8	10.6	11.3
October	12.1	12.7	10.3	11.0
November	12.1	11.3	9.0	10.4
December	12.2	12.8	10.3	—

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $4,175 million for the first nine months of 2008, compared with U.S. $4,787 million for the first nine months of 2007. For 2007, the current account deficit was U.S. $5,866 million, compared to a U.S. $2,992 million deficit in 2006. Increases in current account deficits in the periods indicated are due to an increase in domestic demand resulting in greater levels of imported goods as well as imports related to increases in production capacity in the country. For the first nine months of 2008, the capital account registered a U.S. $7,100 million surplus, compared to a U.S. $9,238 million surplus for the same period in 2007. The capital account surplus totaled U.S. $2,890 million for 2006, compared with a U.S. $10,347 million capital account surplus for 2007.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended 2006(2)		For the Year Ended 2007(2)		For the first nine months of 2007(2)		For the first nine months of 2008(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	6,328	U.S. $	7,318	U.S. $	4,947	U.S.$	10,170
Coffee		1,461		1,714		1,212		1,479
Coal		2,913		3,495		2,665		3,854
Nickel		1,107		1,680		1,257		730
Gold and emeralds(3)		371		458		303		726
Nontraditional(4)		11,749		14,716		10,279		11,860

Total Exports		23,930		29,381		20,663		28,821
Imports (FOB)
Consumer Goods		4,707		6,056		4,341		4,906
Intermediate Goods		10,522		12,888		9,386		12,241
Capital Goods		8,748		11,156		7,793		9,941

Total Imports (FOB)		23,976		30,100		21,720		27,087
Special Trade Operations (Net)(5)		368		122		72		119
Trade Balance		322		(596)		(985)		1,853
Services (Net)(6)
Inflow		3,377		3,636		2,654		3,010
Outflow		5,496		6,243		4,489		5,316

		(2,119)		(2,607)		(1,835)		(2,307)
Income (Net)(7)
Inflow		1,516		1,843		1,373		1,254
Outflow		7,454		9,737		7,014		9,136

		(5,938)		(7,894)		(5,641)		(7,882)
Transfers (Net)		4,743		5,231		3,674		4,160

Total Current Account		(2,992)		(5,866)		(4,787)		(4,175)
Capital Account
Foreign Direct Investment (Net)(8)		5,558		8,136		6,451		6,504
Portfolio Investment (Net)(9)		(2,431)		891		1,214		(442)
Loans (Net)(10)		219		1,667		1,507		865
Commercial Credits (Net)		(491)		(120)		283		51
Leasing (Net)(10)		55		110		0		158
Other (Net)(10)		28		(317)		(200)		(35)
Other Long Term Financing		(47)		(20)		(19)		(1)
Special Capital Flows (Net)(11)		0		0		0		0

Total Capital Account		2,890		10,347		9,238		7,100
Errors and Omissions		115		216		102		106

Change in Gross International Reserves	U.S. $	14	U.S. $	4,696	U.S. $	4,553	U.S. $	3,031

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).

(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

Monetary System

Financial Sector

At October 31, 2008, Colombia’s financial sector had a total gross loan portfolio of Ps. 131.0 trillion, compared to Ps. 109.3 trillion at October 31, 2007. Past-due loans amounted to Ps. 5.3 trillion at October 31, 2008, as compared to Ps. 3.5 trillion at October 31, 2007. Past due loans increased by 51% from October 31, 2007 to October 31, 2008. Past due loans were 4.1% of total loans at October 31, 2008, as compared to 3.2% at October 31, 2007. Provisions covering past-due loans decreased from 130% at October 31, 2007 to 115.0% at October 31, 2008. The aggregate net technical capital (or solvency ratio) of Colombian banks decreased from 12.7% of risk-weighted assets at October 31, 2007, to 12.5% at October 31, 2008. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 120.5 trillion at October 31, 2007 to Ps. 144.4 trillion at October 31, 2008.

The following table shows the results of the financial sector as of, and for the ten-month period ended, October 31, 2008:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the ten-month period ended, October 31, 2008)

	Assets	Liabilities	Net Worth	Earnings
Private Sector Institutions(1)	Ps.197,962,476	Ps.173,965,938	Ps.23,996,538	Ps.3,858,696
Public Sector Institutions	10,677,121	9,871,457	805,664	315,493
Special State-Owned Institutions(2)	33,785,564	27,308,357	6,477,208	411,459

Total(3)	Ps.208,639,597	Ps.183,837,395	Ps.24,802,202	Ps.4,174,189

Totals may differ due to rounding.

(1)	Includes cooperatives
(2)	Includes Special Financing Institutions but not Banco de la República.
(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

The Government, pursuant to Decree No. 4333 of November 16, 2008, declared a state of emergency because of the impact of the failure of illegitimate entities which had collected large sums of money from the public through a Ponzi scheme. The Government also adopted Decree No. 4591 of December 4, 2008, which provides the public with mechanisms to mitigate their losses. Access to credit at market rates is authorized up to a maximum amount of

Ps. 2.0 million for affected individuals and Ps. 10.0 million for affected small and medium size companies. The financial institutions that offer this relief will receive fiscal benefits from the Government. Decree 4591 also provides mechanisms for the restructuring of existing credit obligations of affected parties.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased to 10.1% in November 2008 from 8.7% in November 2007. The average DTF increased to 9.0% in December 2007, as compared to 6.8% in December 2006.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2007 was 5.7%, as compared to 4.5% in 2006. The CPI at December 31, 2008 was 7.7%, as compared to 5.7% at December 31, 2007.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2007 was 1.3%, as compared to 5.5% for 2006. The PPI at November 30, 2008 was 10.9%, as compared to 0.4% at November 30, 2007.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2006
January	4.6	2.3	6.1
February	4.2	1.7	6.0
March	4.1	1.4	6.0
April	4.1	3.3	5.9
May	4.0	4.0	6.0
June	3.9	4.8	6.1
July	4.3	5.3	6.5
August	4.7	5.3	6.4
September	4.6	6.0	6.4
October	4.2	5.3	6.4
November	4.3	5.2	6.7
December	4.5	5.6	6.8

2007
January	4.7	5.0	6.8
February	5.3	4.9	6.8
March	5.8	4.2	7.5
April	6.3	2.3	7.5
May	6.2	0.6	7.6
June	6.0	-1.0	8.0
July	5.8	-1.8	8.3
August	5.2	-1.6	8.5
September	5.0	-0.9	8.9
October	5.2	-0.6	8.6
November	5.4	0.4	8.7
December	5.7	1.3	9.0

2008
January	6.0	2.2	9.1
February	6.4	3.9	9.3
March	5.9	3.4	9.6
April	5.7	3.8	9.8

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
May	6.4	5.4	9.6
June	7.2	8.0	9.8
July	7.5	9.6	9.6
August	7.9	9.0	10.0
September	7.6	9.8	9.9
October	7.9	11.8	10.0
November	7.7	10.9	10.1
December	7.7	—	—

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On December 19, 2008, Banco de la República, citing deceleration in both economic activity and inflation as well as the potential negative effects of the current global economic crisis on external demand and export prices, cut the discount rate by 50 basis points from 10% to 9.50%. The decision to lower the discount rate represented a change in the monetary policy stance of Banco de la República. Banco de la República signalled, however, that any further easing would be subject to the behavior of inflation.

Foreign exchange rates and international reserves

Exchange rates. On December 31, 2008, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,243.59 = U.S. $1.00, as compared to Ps. 2,014.76 = U.S. $1.00 on December 31, 2007. For 2008, the Representative Market Rate reached a high of Ps. 2,392.28 = U.S. $1.00 on November 4, 2008 and a low of Ps. 1,652.41 = U.S. $1.00 on June 19, 2008. For 2007, the Representative Market Rate reached a high of Ps. 2,261.22 = U.S. $1.00 on January 30, 2007 and a low of Ps. 1,877.88 = U.S. $1.00 on June 6, 2007.

International reserves. At October 31, 2008, net international reserves were U.S. $23.0 billion. Net international reserves increased from U.S. $15.1 billion at December 31, 2006 to U.S. $20.6 billion at December 31, 2007. Between January and October 2008, Banco de la República bought a total of U.S. $1,416 million directly from the market in order to control the peso appreciation and U.S. $963 million for volatility control and accumulation of international reserves. In October 2008, Banco de la República intervened in the market through the sale of U.S. $234.6 million to control volatility.

As established by Decree No. 4646 of 2006 and in accordance with the technical criteria established by Resolution No. 137 of January 27, 2007, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forwards over foreign exchange. As of December 15, 2008, the General Directorate of Public Credit and the National Treasury had no outstanding net bought position in forward contracts.

Depreciation of the Peso and measures taken by the Government

After a sharp depreciation of the peso due to the current financial turmoil, the Government decided to gradually eliminate capital controls. On September 1, 2008, through Decree 3264, the Government eliminated capital controls over short-term equity portfolios and on October 8, 2008, through Decree 3913, eliminated the controls over short-term portfolios of investment in fixed rate income instruments.

On October 9, 2008 Banco de la República eliminated the 40% reserve requirement on disbursements of external loans. As a result of this measure, future disbursements of external loans, export prefunding and import funding will not trigger reserve requirements. Borrowers that have previously established reserves for existing loans can request reimbursement of their reserve deposits.

The Colombian peso depreciated against the U.S. dollar by 15.1% from January 1, 2008 to November 30, 2008 and depreciated against the U.S. dollar by 12.5% from November 30, 2007 to November 30, 2008.

Public Sector Finance

General

Although fiscal results for 2008 are expected to be in line with projections, the outlook for 2009 is more unsettled. Colombia expects a shortfall from earlier projections of fiscal revenues in the upcoming year. The Government is revising its plans for the year in light of these developments. The Government does not, however, intend at this time to alter its medium term fiscal plans. Due to the volatility in the current environment, no assurances can be given concerning actual results for the 2009 period and beyond.

For the year ended December 31, 2007, Colombia’s Central Government fiscal deficit decreased to 3.2% of GDP, compared to a deficit of 4.1% of GDP in 2006. According to preliminary figures, for the first nine months of 2008, Colombia’s non-financial public sector surplus increased to 1.7% of GDP, compared to a surplus of 0.6% of GDP for the same period in 2007. Colombia’s Central Government deficit for the first nine months of 2008 decreased to 0.9% of GDP, compared with a deficit of 1.0% of GDP for the same period in 2007. The principal public sector finance statistics for 2008 and 2009 are as follows:

Principal Public Sector Finances Statistics (% of GDP)

	Budget 2008(1)	Actual Budget 2008(2)(3)	Budget 2009(3)
Non-financial Public Sector Balance	(1.7)%	(1.1)	(1.7)%
Central Government	(3.3)	(3.1)	(3.0)
Other Public Sector Entities	1.6	2.0	1.3
Central Bank Balance	0.3	0.2	0.4
Fogafín Balance	0.2	0.2	0.2
Financial Sector Restructuring Costs	(0.3)	(0.3)	(0.2)
Statistical Discrepancies	0.0	0.0	0.0
Consolidated Public Sector Balance	(1.4)	(1.0)	(1.4)

Totals may differ due to rounding.

(1)	Financial Plan under September 2008 CONFIS document 08/2008.
(2)	Figures calculated by CONFIS as of September 2008 in connection with the release of the Financial Plan 2008.
(3)	Preliminary figures.

The following table shows the principal budget assumptions for 2008 and 2009 revised as of November 19, 2008.

Principal 2008 and 2009 Budget Assumptions Revised as of November 19, 2008(1)

	2008 Budget Assumptions	2009 Budget Assumptions
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.472,361	Ps.515,158

Real GDP Growth	3.5% - 4.0%	3.0% - 4.0%
Inflation
Domestic Inflation (producer price index)(2)	7.5%	5.0%
Domestic Inflation (consumer price index)	7.5%	5.0%
External Inflation(3)	13.8%	6.9%
Real Devaluation (average)	0.5%	1.3%
Interest Rates
Prime (United States)	5.9%	6.9%
LIBOR (six month)	3.0%	4.0%
Export Prices
Coffee (ex-dock) ($/lb.)	1.40	1.24
Oil ($/barrel) (Cusiana)	92.36	63.95
Coal ($/ton)	68.06	68.06
Ferronickel ($/lb.)	3.12	1.64

(1)	Figures correspond to statistics released by the Ministry of Finance and Public Credit only to public entities in Colombia.
(2)	End of period. Calculated using a projected change in the producer price index.
(3)

“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of November 2008, the following are the weights assigned to each of Colombia’s major trading partners: United States (45.9%), Venezuela (12.2%), Mexico (4.2%), Brazil (4.0%), Ecuador (3.7%), Switzerland (3.5%), Germany (3.4%), Peru (2.7%), Panama (2.7%), Chile (2.6%), Japan (2.6%), Spain (2.0%), The Netherlands (2.0%), United Kingdom (1.6%), Canada (1.6%), Italy (1.5%), France (1.3%), Belgium (1.1%), Argentina (0.8%) and Sweden (0.7%). For the first three quarters of 2008, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (38.5%), Venezuela (13.9%), European Union

(13.2%), Ecuador (3.7%), Chile (2.3%), Peru (2.3%), Brazil (1.8%), Mexico (1.6%), China (1.2%), Japan (1.0%) and others (20.5%) . For the first three quarters of 2008, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (29.2%), European Union (13%), China (11.1%), Mexico (7.8%), Brazil (5. 9%), Venezuela (3.3%), Japan (3.0%), Ecuador (2.1%), Argentina (2.1%), Canada (2.0%), Peru (1.9%), Chile (1.8%) and others (16.7%).

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2008 and 2009. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Oil prices and impact on Public Sector Finance

In spite of the reduction in oil prices during the last months, the Government does not currently expect a negative impact on public sector finances. Budget sensitivity to oil prices is relatively low because a reduction in oil revenues from Ecopetrol through dividends is compensated by lower fiscal expenses for fuel subsidies. Furthermore, income tax to be received from Ecopetrol in 2009 will be calculated over the total income before taxes of the company during 2008, which as of September 30, 2008, stood at Ps.13.3 trillion, 155.7% higher than the total income before taxes in 2007. Colombia cannot predict what will happen to oil prices in 2009 nor its potential effect on public sector finances.

IMF program

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million (U.S. $613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target for the combined public sector deficit for 2005 of 1.5% to 2.0% of GDP, as compared with an original target of 2.5% of GDP. The lower target for the combined public sector deficit for 2005 took into account the effects of higher oil export prices, increased tax revenues and reduced interest costs. For 2006, the target for the combined public sector deficit remained at 2.0% of GDP, assuming a conservative export price of oil. At the completion of the review, an amount equivalent to SDR 42.3 million (approximately U.S. $61.0 million) was immediately made available to Colombia, which was in addition to the SDR 193.5 million (approximately U.S. $278.9 million) made available initially upon the program’s approval. Colombia intended to treat the new Stand-By Arrangement as precautionary and did not plan to draw on the facility.

In 2006, Colombia decided not to renew its agreement with IMF given its strong fiscal and economic situation. Lowering public deficits and stabilizing public debt, however, continue to be primary objectives of the economic policies of the Republic.

Public Sector Debt

Public sector internal debt

As of October 31, 2008, Central Government’s total direct internal funded debt (with an original maturity of one year or more) was Ps. 117.8 trillion, compared to Ps. 108.9 trillion at December 31, 2007. The following table shows the direct internal funded debt of the Central Government at October 31, 2008 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt(1)

	At October 31, 2008 (in millions of pesos)
Treasury Bonds	Ps.	99,980,249
Pension Bonds		9,007,585
Fogafin Bonds		1,289,141
Law 546 Bonds(2)		689,132
TRD		4,194,549
Peace Bonds		220,727
Constant Value Bonds		1,774,717
Banco Agrario		411,930
Others(3)		137,678
Security Bonds		5,583

Total	Ps.	117,755,403

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.
(2)	Includes Law 546 and debt reduction bonds.
(3)	Includes other assumed debt.

Source: Deputy Director of Risk—Ministry of Finance and Public Credit.

On October 1, 2008, the Government exchanged fixed rate TES bonds with maturities between 2009 and 2014 for fixed rate TES bonds with maturities in 2011, 2013, 2018 in an aggregate amount of Ps. 2.2 trillion.

On November 12, 2008, the Government announced the additional issuance of Ps. 2 trillion local fixed rate TES bonds with maturities in 2011, 2013, 2015 and 2018 and UVR bonds with maturities in 2013 and 2023 before the year-end 2008. In relation to the Colombian Financial Plan for 2008, the total amount of internal disbursements will increase from Ps. 21.8 trillion to Ps. 23.8 trillion. Conversely, internal disbursements for 2009 will be reduced because the proceeds from the additional issuance of Ps. 2 trillion local fixed rate TES bonds will remain as initial cash availabile for 2009.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of one year or more) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2007		At September 30, 2008
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S.$	23,659	U.S.$	23,554
Public Entities(2)
Guaranteed		1,911		1,766
Non-Guaranteed		2,543		2,644

Total External Funded Debt	U.S.$	28,113	U.S.$	27,965

1.	Provisional. Subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2007 and September 30, 2008, respectively. Medium and long-term indebtedness. Excludes debt with resident financial institutions.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2007		At September 30, 2008
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S.$	11,105	U.S.$	11,451
IADB		4,924		5,286
World Bank		4,833		4,826
Others		1,349		1,339
Commercial Banks		1,143		1,107
Export Credit Institutions		292		250
Bonds		13,969		13,580
Foreign Governments		1,559		1,543
Suppliers		43		33

Total	U.S.$	28,113	U.S.$	27,965

Total may differ due to rounding.

(1)	Provisional. Subject to revision. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2007 and September 30, 2008, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

Colombia obtained a U.S. $650 million loan from the IDB for the Colombian Development Bank —Bancoldex, which is guaranteed by the Government, in order to provide funding in foreign currencies to exporters, because the credit lines provided by commercial banks have been decreasing as a consequence of the international crisis.